SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number 000-22286
Taro Pharmaceutical Industries Ltd.
(Translation of registrant’s name into English)
14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

July 15, 2007
Dr. Mark Mobius
Executive Chairman
Templeton Asset Management Limited
Dear Dr. Mobius:
     I have received your letter of July 11th, the first page of which was faxed to Taro’s Haifa facility and the full text of which was disclosed publicly in a filing made on July 12 by Franklin Resources, Inc. with the Securities and Exchange Commission.
     At the outset, although I take exception to all of your mischaracterizations of Taro’s efforts to maximize value for its shareholders, creditors, employees and suppliers, this letter will not address each of your statements. Instead, I want to focus on a few basic truths about Taro’s situation and the proposed transaction with Sun.
     Taro has not “misled” its shareholders, and Taro has not provided me, my family or Sun with any improper information beyond that which is standard, customary and legally permissible for public companies to provide to directors or to those persons who are subject to an obligation of confidentiality. Your public statements suggesting otherwise are, as you know, without any basis in fact, and are both libelous and actionable in a court of law. The Proxy Statement contains all required material information for a shareholder to make an informed decision. You have failed to allege any specific deficiencies in the Proxy Statement or Taro’s disclosure because none exist.
     I understand that Templeton — like many of Taro’s shareholders (including me and my family) — has experienced a considerable decline in value on its investment in Taro. However, by jeopardizing the Sun transaction and waging frivolous litigation against Taro, you are harming Taro and its shareholders — not helping them.
     Templeton has held itself out as the “protector of minority shareholder rights.” You have stated that “Templeton has been fighting for minority rights protection and the improvement of corporate governance...” Reading these statements, Taro shareholders might think that Templeton has been waging its ceaseless litigation battle as the champion of all shareholders. Let us be honest in acknowledging that you seek to put Templeton’s interests above the interests of all other shareholders.
1.	Templeton has filed endless motions, and stated numerous times in the press, that it wants to declare the Sun private placement null and void. The reality is quite different. What Templeton really wants is to benefit at the expense of other shareholders. Templeton, and only Templeton, wants to enjoy what it sees as the benefits of an investment in Taro at $6.00 per share. That’s why Templeton agreed to drop the request for an injunction on May 21, 2007 and agreed to a reduction of the $45 million investment by Templeton’s proportionate amount—and only Templeton’s proportionate amount—of the investment. Even worse, as the transcript of the May 21st court hearing shows, Templeton’s main goal was to participate alongside Sun in the investment—not to protect minority shareholders rights.
2.	You or your representatives have stated or implied that Taro is worth far in excess of $7.75 per share. In fact, one of your representatives threw out a value of $18 per share. Let’s go back to the facts:

•	The Sun merger price of $7.75 per share was the culmination of an extensive and exhaustive process conducted by The Blackstone Group, our independent financial advisor;
•	As opposed to providing a solution, Templeton initiated litigation that threatened Taro’s access to the interim financing required to avoid bankruptcy; and
•	Templeton has not found a single buyer at a better price than the Sun merger.
3.	In fact, your statements regarding your belief as to Taro’s value belie your actions since your most recent SEC filing reveals that Templeton has been selling thousands of Taro shares at prices well below $7.75 in the last month. On the one hand, Templeton is trying to convince other Taro shareholders that Taro is worth significantly more than $7.75 per share. On the other hand, Templeton has been selling shares in Taro at prices lower than $7.75.
4.	This past week, and after our Proxy Statement has been publicly available for more than four weeks, Templeton has for the first time complained that the absence of additional financial information makes it impossible for shareholders to make an informed decision as to the attractiveness of the merger with Sun. The dwindling cash balances and huge loss we disclosed in the Proxy Statement make clear the direness of Taro’s situation. The Proxy Statement otherwise provides shareholders with enough information to make an informed decision. Your use of this issue, without challenging the underlying facts, is nothing more than a smokescreen.
5.	Furthermore, under Israel law, as a shareholder of Taro, Templeton is required to vote its shares of Taro at the meeting of Taro’s shareholders on July 23rd in good faith and in a fair manner. The failure to do so subjects Templeton to claims for the damages it will cause, not only to our shareholders, but to our creditors, employees, suppliers and all stakeholders. We intend to pursue all remedies against Templeton for its actions. I call upon you to retract your statements that you will vote against the Sun merger. The merger was and is the best alternative for our shareholders and other constituencies. Our Board of Directors reaffirms its recommendation that shareholders vote in favor of the merger.
     I would be happy to discuss any of these issues with you and warmly welcome your support for the Sun merger.
Sincerely,
Barrie Levitt, M.D.
Chairman of the Board

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Tal Levitt
	Name:	Tal Levitt
	Title:	Director and Secretary

Date: July 16, 2007

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